


03029458

BY COURIER


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C.
152
SECTION

20th August 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States


PROCESSED
AUG 27 2003
THOMSON
FINANCIAL
SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Schedule 10 re. Taylor Nelson Sofres plc – AVS No. 817490.
2. Announcement of interim results for the half year 30 June 2003 re. Taylor Nelson Sofres plc.
3. Copy of annual report for year ended 31 December 2002 re. Fieldcontrol Limited - Reg. No. 944187.
4. Copy of annual report for year ended 31 December 2002 re. Specialist People Resources Limited – Reg. No. 3032722.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dw 8/25

Sec
①

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 817490

All relevant boxes should be completed in block capital letters.

1. Name of company

TAYLOR NELSON SOFRES plc

Name of shareholder having a major interest

STANDARD LIFE INVESTMENTS LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class
24,400	0.01%	N/A	N/A

9. Class of security	**10.** Date of transaction	**11.** Date company informed
ORDINARY SHARES, 5 PENCE EACH	12/8/03	12/8/03

12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification
13,295,109	3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

JUDITH GEORGE, ASSISTANT COMPANY SECRETARY
020 897 4655 OR 07734 044320
SOFIA BERNSAND, COMPANY SECRETARIAL ASSISTANT
0208 967 2230

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY



Date of notification 12 AUGUST 2003



STANDARD LIFE INVESTME TS

Standard Life Investments
1 George Street
Edinburgh
EH2 2LL
United Kingdom
Fax: 0131 245 7106
Direct Dial Tel.: 0131 245 0227
12 August, 2003

Company Secretary
Taylor Nelson Sofr
Fax: 0208 967 4060

Dear Sir / Madam

Taylor Nelson Sofr Ord GBP0.05 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you that on 11/08/03, Standard Life Investments Purh 24400 shares on behalf of Standard Life Group, this Increased the total held as a **material** interest to 13295109 shares being 3.001% of the issued stock of that class.

No. of shares held	Registered Name
13295109	Stanlife Nominees Limited

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 245 7106.

Yours faithfully



pp

Lynne McWilliams
Data Control

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

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9293N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:00 24 Jul 03	
7258N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:59 18 Jul 03	
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Taylor Nelson Sofres PLC	Holding(s) in Company		13:16 12 Aug 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		4. Name of the registered holder(s) and, if more than one ho number of shares held by each of them N/A	
5. Number of shares/amount of stock acquired 24,400	6. Percentage of issued class 0.01%	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued c N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 12/8/03	11. Date company infor 12/8/03
12. Total holding following this notification **13,295,109**	13. Total percentage holding of issued class following this nc 3%	

14. Any additional information N/A	15. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASS 0208 967 2230
16. Name and signature of authorised company official	

Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 12 AUGUST 2003

END


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Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Announcement date of Interim		17:25 13 Aug 03

Full Announcement Text

Taylor Nelson Sofres plc
13 August 2003

ANNOUNCEMENT

Announcement of interim results for the half year 30 June 2003

Please be advised that it is the intention of the board to announce Taylor Nelson Sofres plc's half-period ended 30 June 2003 on
Monday 8 September 2003.

END


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5830O	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:16 12 Aug 03	
9293N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:00 24 Jul 03	
7258N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:59 18 Jul 03	

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tns

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

7 August 2003

Dear Sir/Madam

Company Name	**Registered No.**
Fieldcontrol Limited	944187
Specialist People Resources Limited	3032722

I enclose one copy annual report for the year ended 31 December 2002, in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George


SEC MAIL
PROCESSING
RECEIVED
AUG 21 2003
WASH, D.C.
152
SECTION

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\companysecretarial 030201\companies house\030807.doc

3

Fieldcontrol Limited

Report and accounts

for the year ended

31 December 2002

Reg No 944187

Fieldcontrol Limited

Report and Accounts

For the year ended 31 December 2002

Fieldcontrol Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity is the provision of market information services. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The result for the year is set out in the profit and loss account on page 6. The directors do not recommend the payment of a dividend for the year (2001 - £nil).

3 Directors

The directors of the company during the year are listed below:

M H C Hopkins	
F E Loveless	(resigned 18 July 2002)
J Stone	
F C Sivers	
A B Cowling	
R Afghan	(appointed 11 March 2002)
S P Ducat	(appointed 11 March 2002)

4 Directors' interests in shares of the company

Mike Hopkins has a 30% holding of the shares in Fieldcontrol Limited and his interests in the shares of Taylor Nelson Sofres plc are disclosed below. No other directors except Mr Ducat and Mr Cowling held any interests in the shares of the company or any other group company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors report of that company.

Mr Ducat holds the following interests in Taylor Nelson Sofres plc:

S Ducat	**1 Jan 2002**	**Granted**	**Sold/ Excerised**	**31 Dec 2002**
	No	**No**	**No**	**No**
Ordinary shares	28,471	-	-	28,471
Savings related share options	4,819	1,808	-	6,627
Executive share option plan	80,000	-	-	80,000

Mr Hopkins holds the following interests in Taylor Nelson Sofres plc:

M Hopkins	**1 Jan 2002**	**Granted**	**Sold/ Excerised**	**31 Dec 2002**
	No	**No**	**No**	**No**
Ordinary shares	2,672	-	-	2,672

Details of the Share Options Plan (Plan A), Executive Share Option Plan (Plan B) and Long Term Incentive Plan (Plan C) are disclosed in the ultimate parent undertaking accounts, Taylor Nelson Sofres plc.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

6 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal
Company Secretary
Westgate, London W5 1UA
8 May 2003

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2002

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
8 May 2003

Fieldcontrol Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover - continuing operations	2	1,358	1,322
Cost of sales		(909)	(891)
Gross profit		449	431
Administrative expenses		(567)	(617)
Operating loss - continuing operations		(118)	(186)
Interest receivable and similar income		1	7
Loss on ordinary activities before taxation	3	(117)	(179)
Taxation on loss on ordinary activities	6	1	2
Loss for the financial year		(116)	(177)
Accumulated (loss)/profit at beginning of the year		(79)	98
Accumulated loss at end of the year		(195)	(79)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2001 - nil).

Fieldcontrol Limited

Balance sheet

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Tangible fixed assets	7	**-**	1
Current assets			
Debtors	8	**2,890**	2,214
Cash at bank and in hand		**149**	538
		3,039	2,752
Creditors: amounts falling due within one year	9	**(3,134)**	(2,732)
Net current (liabilities)/assets		**(95)**	20
Net (liabilities)/assets		**(95)**	21
Capital and reserves			
Called up share capital	10	**100**	100
Profit and loss account	11	**(195)**	(79)
Equity shareholders' (liabilities)/ funds	11	**(95)**	21

The financial statements on pages 6 to 16 were approved by the board of directors on 8 May 2003 and were signed on its behalf by:



M H C Hopkins

Chairman

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company satisfies the small company limits set out in the Companies Act 1985. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation.
Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

Principal accounting policies (continued)

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they became payable in accordance with the rules of the plan.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

3 Loss on ordinary activities before taxation

The loss on ordinary activities before taxation is stated after charging:

	2002	2001
	£000	£000
Depreciation of owned fixed assets	**1**	2
Operating leases – land and buildings	**15**	15

Auditors' remuneration in respect of the years ended 31 December 2002 and 2001 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2002	2001
	No.	No.
Marketing	**12**	12
Administration	**3**	3
	15	15

Employment costs comprised:	£'000	£000
Wages and salaries	**262**	279
Social security costs	**23**	26
Other pension costs	**17**	12
	302	317

5 Directors' emoluments

	2002	2001
	£000	£000
Aggregate emoluments	**79**	87
Contribution to money purchase pension schemes	**5**	5
	84	92

Two directors accrue benefits under the money purchase pension scheme (2001: 1)

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

6 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	**-**	-
Adjustments in respect of prior years	**(1)**	-
Total current tax	**(1)**	-
Deferred tax		
Origination and reversal of timing differences		
- current year	**-**	-
- prior year	**-**	(2)
Total deferred tax	**-**	(2)
Tax on loss on loss on ordinary activities	**(1)**	(2)
Factors affecting tax charge for the year		
Loss on ordinary activities before tax	**(117)**	(179)
Loss on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	**(35)**	(55)
Effects of:		
Utilisation of tax losses	**35**	53
Adjustments in respect of prior years	**(1)**	2
Current tax credit on loss on ordinary activities	**(1)**	-

There is no un-provided deferred tax in the company (2001 - £nil).

Deferred tax liabilities have not been discounted.

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

7 Tangible fixed assets

	Computer Equipment	Other Equipment	Total
	£000	£000	£000
Cost			
At 1 January 2002	32	27	59
At 31 December 2002	**32**	**27**	**59**
Depreciation			
At 1 January 2002	32	26	58
Charge for the year	-	1	1
At 31 December 2002	**32**	**27**	**59**
Net book value			
At 31 December 2002	**-**	**-**	**-**
At 31 December 2001	-	1	1


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C.
152
SECTION

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

8 Debtors

	2002	2001
	£000	£000
Trade debtors	241	184
Amounts due from group undertakings	2,646	2,027
Other debtors	3	3
	2,890	2,214

9 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Payments on account	60	64
Amounts owed to group undertakings	3,026	2,582
Other creditors	-	4
Corporation tax	-	40
Other taxation and social security	33	40
Accruals and deferred income	15	2
	3,134	2,732

10 Called up share capital

	2002	2001
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	100	100
Allotted, called up and fully paid		
100,000 ordinary shares of £1 each	100	100

11 Reconciliation of movements in shareholders' (liabilities)/funds

	2002	2001
	£000	£000
Opening shareholders' funds	21	198
Loss for the financial year	(116)	(177)
Closing shareholders'(liabilities)/funds	(95)	21

12 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2002	2001
Operating leases which expire:	£000	£000
within two to five years	15	15
	15	15

13 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd), which owns 70% of the company's share capital. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2002

14 Related party transactions

The company leases its premises from MHC Hopkins, a director of the company. During the year rent of £15,000 (2001: £15,000) was paid under this lease agreement. In addition, there were fees for fieldwork services provided to the following companies:

	2002	2001
	£	£
TNS UK Ltd	**243,532**	328,596
Market Research Bureau Ireland	**8,578**	-
Sofres SA	**266,429**	215,000

Intercompany balances outstanding at the year end were as follows:

	2002	2001
	£	£
Opinion Research Ltd	**(72,000)**	(72,000)
TNS UK Ltd	**(2,954,455)**	(2,510,544)
TNS UK Ltd	**2,550,680**	1,950,569
Sofres SA	**96,000**	76,000

The above transactions were undertaken at arm's length on normal commercial terms.

(4)

Specialist People Resources Limited

Report and accounts

for the year ended

31 December 2002

Reg No 3032722


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2003
WASH. D.C.
152
SECTION

Specialist People Resources Limited

Report and accounts

For the year ended 31 December 2002

Specialist People Resources Limited

Directors' report

For the year ended 31 December 2002

The director presents his report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity consists of the supply of temporary staff to service businesses. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The director recommends the payment of a final dividend of £1,088,510 (2001 - nil).

3 Directors

The director of the company during the year is listed below:

A B Cowling

4 Directors' interests in shares

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Specialist People Resources Limited

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Specialist People Resources Limited

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

Specialist People Resources Limited

Profit and loss account

For the year ended 31 December 2002

	Note	2002	2001
		£	£
Turnover - continuing operations	2	**7,765,236**	8,601,036
Cost of sales		**(7,054,777)**	(7,782,636)
Gross Profit		**710,459**	818,400
Interest receivable and similar income		-	43
Profit on ordinary activities before taxation	3	**710,459**	818,443
Taxation on profit on ordinary activities	5	**27**	252,239
Profit for the financial year		**710,486**	1,070,682
Dividends payable		**(1,088,510)**	-
Retained profit for the year		**(378,024)**	1,070,682
Retained profit at 1 January		**1,088,510**	17,828
Retained profit for the year		**(378,024)**	1,070,682
Retained profit at 31 December		**710,486**	1,088,510

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

There were no discontinued activities in the year (2001 – £nil).

Specialist People Resources Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors	6	**2,387,074**	1,676,835
Creditors: amounts falling due within one year	7	**(1,676,586)**	(588,323)
Net assets		**710,488**	1,088,512
Capital and reserves			
Called up share capital	8	**2**	2
Profit and loss account		**710,486**	1,088,510
Equity shareholders' funds	9	**710,488**	1,088,512

The financial statements on pages 6 to 11 were approved by the director on 15th July 2003 and were signed by:



A B Cowling
Chairman

Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

Specialist People Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the years ended 31 December 2002 and 31 December 2001 have been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd.

4 Director's remuneration

The company has no employees (2001 – nil) except for its director who received no remuneration for his services during the year (2001 - £ nil).

5 Taxation on profit on ordinary activities

	2002	2001
	£	£
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	**-**	-
Adjustments in respect of prior years	**(27)**	(252,239)
Tax on profit on ordinary activities	**(27)**	(252,239)
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	**710,488**	818,443
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	**213,146**	245,533
Effects of:		
Utilisation of group relief	**(213,146)**	(245,533)
Adjustments in respect of prior years	**(27)**	(252,239)
Tax credit on profit on ordinary activities	**(27)**	(252,239)

There is no un-provided deferred tax in the company (2001 - £nil).

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2002. Such losses are surrendered to Specialist People Resources at nil cost, from other companies within the Group.

6 Debtors

	2002	2001
	£	£
Amounts owed by parent undertaking	**2,387,047**	1,676,835
Corporation tax	**27**	-
	2,387,074	1,676,835

7 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to parent	**1,676,586**	588,296
Corporation tax	-	27
	1,676,586	588,323

8 Called up share capital

	2002	2001
Authorised	£	£
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

9 Reconciliation of movements in shareholders' funds

	2001	2000
	£	£
Opening shareholders' funds	**1,088,512**	**17,830**
Retained (loss)/profit for the year	**(378,024)**	**1,070,682**
Closing shareholders' funds	710,488	**1,088,512**

Specialist People Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

10 Related party transactions

Specialist People Resources Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Specialist People Resources Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd).

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.